FINTECH MOBILE INC. COMMENCES TENDER OFFERS

FOR SHARES OF GRUPO IUSACELL
IN MEXICO AND IN THE UNITED STATES

FOR IMMEDIATE RELEASE

      New York, NY, July 24, 2003 — Fintech Mobile Inc., a wholly-owned subsidiary of U.S. investment management company Fintech Advisory Inc., announced today that it has commenced a cash tender offer in the United States for all of the outstanding Series V Shares held by persons not resident in Mexico and all of the outstanding American Depositary Shares (“ADSs”) of Grupo Iusacell, S.A. de C.V. (BMV:CEL; NYSE:CEL), a provider of wireless communications in Mexico. Each ADS represents one hundred Series V Shares. Simultaneously with the U.S. offer, Fintech Mobile is offering in Mexico to purchase for cash all of the outstanding Series V Shares and Series A Shares of Grupo Iusacell on substantially the same terms as the U.S. offer.

      The U.S. offer (and its withdrawal rights) and the Mexican offer will expire at 5:00 P.M., New York City time (4 P.M. Mexico City time), on Thursday, August 21, 2003, unless extended.

      Tender offers by Movil Access S.A. de C.V. and Biper S.A. de C.V. for Grupo Iusacell’s Series V Shares, Series A Shares and ADSs in the United States and Mexico are currently pending. Affiliates of Verizon and Vodafone, which collectively hold 73.9 percent of the aggregate Series V Shares and Series A Shares, have agreed to tender their shares into the offers commenced by Movil Access and Biper pursuant to an agreement with Movil Access and Biper. These shareholders may withdraw their Grupo Iusacell shares and tender these shares into another offer, if that offer is superior to the Movil Access and Biper offers according to certain requirements described in that agreement.

      The price that Fintech Mobile is offering to pay for the outstanding Series V Shares, Series A Shares and ADSs of Iusacell is approximately double that which Movil Access and Biper have offered. In the U.S. offer, Fintech Mobile is offering to pay the U.S. dollar equivalent of Ps. 11.42436 per ADS and Ps. 0.1142436 per Series V Share. In the Mexican offer, Fintech Mobile is offering to pay Ps. 0.1142436 per Series A Shares or Series V Share.

      David Martinez, managing director of Fintech Advisory Ltd, an advisor to Fintech Mobile and Fintech Advisory, has made the following statements with respect to the tender offers: “We launched our tender offers today in order to provide shareholders and other stakeholders of Iusacell with an alternative to the hastily arranged sale engineered by Iusacell’s controlling shareholders. Our offer is clearly superior and provides significantly more money to Iusacell’s shareholders and a better opportunity to achieve a consensual financial restructuring. We believe our offers will be successful, unless Verizon and Vodafone fail to accept a better deal for their own shareholders and for the shareholders and other stakeholders of Iusacell, for reasons that we can only speculate about.”

      The offers are subject to certain conditions, including the tender of at least 70 percent of the outstanding Series V Shares, Series A Shares and ADSs on a fully diluted basis, receipt of certain regulatory approvals and other customary conditions. The complete terms and conditions of the U.S. offer are set forth in the U.S. offer to purchase, form of ADS letter of transmittal and other related materials being filed by Fintech Mobile with the SEC. Copies of these materials are available from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the telephone number set forth below. Citibank, N.A. is acting as the U.S. receiving agent for the U.S. offer.

About Fintech

      Fintech Mobile is a Delaware corporation and a wholly-owned subsidiary of Fintech Advisory. Fintech Advisory is a Delaware corporation. Fintech Advisory is an investment management company that is an investment adviser to a fund that invests in debt securities of sovereign and private entities primarily in emerging markets.

      The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. In the United States, Fintech Mobile is filing with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO containing a U.S. offer to purchase, form of ADS letter of transmittal and other documents relating to the U.S. tender offer. Fintech Mobile is mailing these documents to Grupo Iusacell shareholders. In Mexico,

Fintech is making a tender offer pursuant to the Oferta Pública de Compra and related materials that Fintech Mobile is filing with the Mexican Comisión Nacional Bancaria y de Valores and the Mexican Stock Exchange. Shareholders should read the relevant materials carefully because they contain important information, including the terms and conditions of the offers. Shareholders can obtain a copy of the U.S. offer to purchase and related materials free at the SEC’s website at www.sec.gov, from MacKenzie Partners, Inc., the information agent for the U.S. offer, at (800) 322-2885, or from Fintech Mobile at 375 Park Avenue, New York, NY 10152. Similarly, shareholders can obtain a copy of the Mexican Oferta Pública de Compra and related materials free at the Mexican Stock Exchange website at www.bmv.com.mx or from Fintech Mobile at 375 Park Avenue, New York, NY 10152.

Further Information contact:

Julio Herrera
President
Fintech Advisory Inc.
375 Park Avenue
New York, NY 10152
(212) 593-4500

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